UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

 Under the Securities Exchange Act of 1934
(Amendment No. 3) *

Camelot Information Systems Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G1795R 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1795R 100	13G	Page 2 of 6 Pages

1		Name of Reporting Person Yiming Ma
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,538,196(1) ordinary shares. Benefit Overseas Limited may also be deemed to have sole voting power with respect to 14,088,176 ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,538,196(1) ordinary shares. Benefit Overseas Limited may also be deemed to have sole dispositive power with respect to 14,088,176 ordinary shares.
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 15,538,196 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent Of Class Represented By Amount In Row 9
8.4% (2)
12		Type of Reporting Person IN
________________________

(1) Includes: (i) 14,088,176 ordinary shares held by Benefit Overseas Limited, a British Virgin Islands investment holding company wholly-owned and controlled by Mr. Ma (including 2,050,000 ordinary shares held by Mr. Ma as settlor and initial trustee in the Yiming Ma 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii) 1,450,020 ordinary shares acquired upon exercises of the options and held by Joint Link Technology Limited on behalf of Mr. Ma.

(2) Based on 185,621,367 ordinary shares outstanding as of December 31, 2012.

CUSIP No. G1795R 100	13G	Page 3 of 6 Pages

1		Name Of Reporting Person Benefit Overseas Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,088,176 ordinary shares. Yiming Ma may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,088,176 ordinary shares. Yiming Ma may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 14,088,176 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row 9
7.6% (3)
12		Type of Reporting Person CO
________________________

(3) Based on 185,621,367 ordinary shares outstanding as of December 31, 2012.

CUSIP No. G1795R 100	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Camelot Information System Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Beijing Publishing House,
A6 North Third Ring Road,
Xicheng District, Beijing, 100120,
The People’s Republic of China

Item 2(a).	Name of Person Filing:

Yiming Ma
Benefit Overseas Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Yiming Ma
Beijing Publishing House,
A6 North Third Ring Road,
Xicheng District, Beijing, 100120,
The People’s Republic of China

Benefit Overseas Limited
c/o Yiming Ma
Beijing Publishing House,
A6 North Third Ring Road,
Xicheng District, Beijing, 100120,
The People’s Republic of China

Item 2(c)	Citizenship:

Yiming Ma – United States

Benefit Overseas Limited– British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G1795R 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

CUSIP No. G1795R 100	13G	Page 5 of 6 Pages

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yiming Ma	15,538,196	8.4%	15,538,196	0	15,538,196	0

Benefit Overseas Limited	14,088,176	7.6%	14,088,176	0	14,088,176	0

Benefit Overseas Limited, a British Virgin Islands company, is the record owner of 14,088,176 Ordinary Shares.  Yiming Ma is the sole owner and director of Benefit Overseas Limited.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Yiming Ma may be deemed to beneficially own all of the shares held by Benefit Overseas Limited.

As of December 31, 2012, Mr. Ma is also the beneficial owner of 1,450,020 Ordinary Shares which he acquired through exercise of options and these Ordinary Shares are owned on record by Joint Link Technology Limited, a company incorporated in British Virgin Island.

Heidi Chou, Yiming Ma’s spouse, is the beneficial owner of 14,897,212 Ordinary Shares.  Yiming Ma may be deemed to share beneficial ownership of the shares held by Heidi Chou. Yiming Ma expressly disclaims such beneficial ownership of the shares beneficially owned by Heidi Chou.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

CUSIP No. G1795R 100	13G	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

Yiming Ma	/s/ Yiming Ma
Yiming Ma

Benefit Overseas Limited	By:	/s/ Yiming Ma
	Name:	Yiming Ma
	Title:	Director

Signature page to 13G/A

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement